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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

The Penn Traffic Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
707832309
(CUSIP Number)
Bay Harbour Management, L.C.
885 Third Avenue, 34th Floor
New York, New York 10022
(212) 371-2211
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 6 (this “Amendment”) relates to the Schedule 13D filed on behalf of Bay Harbour Management, L.C., Bay Harbour Master Ltd. and Trophy Hunter Investments, Ltd. (collectively, the “Reporting Persons”) with the Securities and Exchange Commission on August 23, 2006, as amended by Amendment No. 1 filed on September 28, 2006, Amendment No. 2 filed on October 19, 2006, Amendment No. 3 filed on December 15, 2006, Amendment No. 4 filed on January 17, 2007 and Amendment No. 5 filed on February 14, 2007 (collectively, the “Schedule 13D”), relating to shares of common stock, par value $.01 per share of The Penn Traffic Company (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. As specifically amended and supplemented by this Amendment, the Schedule 13D shall remain in full force and effect.
Item 4. Purpose of the Transaction
     Item 4 of the Schedule 13D is hereby amended to add the following information:
     Recently, the Reporting Persons have been negotiating with the Issuer in an effort to enter into a confidentiality agreement to permit the Reporting Persons access to non-public information about the Issuer in order to assist the Issuer in addressing financing alternatives. The Reporting Persons have been unable to reach a mutually satisfactory agreement regarding the terms of the confidentiality agreement with the Issuer. The Reporting Persons suggested that the Issuer increase the number of directors and elect a designee of the Reporting Persons to fill the vacancy, which the Issuer has refused to do on terms satisfactory to the Reporting Persons. The Reporting Persons continue to be concerned that the Issuer has no shareholder representation on the Board. The Reporting Persons intend to continue to seek board representation.
     As previously disclosed in the Schedule 13D, the Reporting Persons intend to continuously review its investment in the Issuer. Although the Reporting Persons have no present plans, proposals or arrangements, depending upon a variety of factors, the Reporting Persons may, from time to time, contemplate the (i) purchase or cause the sale of all or part of the shares of the Issuer owned by the Reporting Persons in the open market, in privately negotiated transactions or otherwise, (ii) the evaluation of an extraordinary transaction, such as a merger, reorganization or liquidation involving the Issuer, (iii) sale or transfer of a material amount of assets of the Issuer, (iv) replacement of the entire board of directors or management of the Issuer, (v) change of the Issuer’s capitalization or dividend policy, and (vi) communication with industry participants, other shareholders, members of the investment community and other relevant parties to exercise any all of its rights as shareholders of the Issuer in a manner consistent with its equity interests.
     Except as set forth herein and in the Schedule 13D, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

S I G N A T U R E
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated: May 3, 2007 Bay Harbour Management, L.C.
/s/ KURT CELLAR
Name:	Kurt Cellar
Title:	Partner

Bay Harbour Master Ltd.
/s/ KURT CELLAR
Name:	Kurt Cellar
Title:	Partner of the Investment Manager

Trophy Hunter Investments, Ltd.
/s/ KURT CELLAR
Name:	Kurt Cellar
Title:	Partner of the Investment Manager